[SANUWAVE LETTERHEAD]
June 24, 2011
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:	Russell Mancuso Branch Chief

Re:	SANUWAVE Health, Inc. Form S-1, filed May 10, 2011 File No. 333-174102
Dear Mr. Mancuso:
     Pursuant to the provisions of Rule 461, SANUWAVE Health, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement to 5:00 p.m. Eastern Time on Tuesday, June 28, 2011, or as soon as practicable thereafter.
     The Company acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company is aware of its respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above referenced Registration Statement.

Very truly yours, SANUWAVE Health, Inc.

By:	/s/ Christopher M. Cashman
Christopher M. Cashman
Chief Executive Officer